centrica

taking care of the essentials

82-4578

02 AUG -6 AM 11:27

FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 5 August, 2002

SUPPL

At: 001 [redacted]

Ref: Stock Exchange Announcement

02049071

From: Bar

No. of pages (incl. this one) 3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

PROCESSED

AUG 08 2002

THOMSON FINANCIAL

dlw 8/6

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

5 August, 2002

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Acquisition reinforces Centrica's position in the commercial market
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Barbara Curd

For and on behalf of
Centrica plc

Enc. 1

5 August 2002

Acquisition reinforces Centrica's position in the commercial market

Centrica plc today announced that its subsidiary British Gas Trading Ltd has acquired Electricity Direct (UK) Ltd, the UK's largest independent commercial electricity supplier, for a cash consideration of £49.5 million. In addition, Centrica will assume net debt of £13.5 million. The acquisition means that Centrica is now the third largest commercial electricity supplier with nearly 20 per cent of the market.

Electricity Direct provides electricity to around 97,000 customers (as defined by supply points), with an average annual consumption of 40,000 kWh and an average annual bill of about £2,000, which is nearly eight times that of a domestic customer. The Electricity Direct customer base will add 4.5 TWh of annual load to the existing Centrica commercial volume.

Electricity Direct started trading more than three years ago. For the year ended 31 March 2002, turnover was £214.4 million, up from £126.3 million in the previous year, and operating profit was £7.4 million. Its customer base is mostly comprised of customers on fixed price contracts, with durations of up to five years. Electricity Direct has in place fixed cost electricity purchase contracts which will remain in place following the acquisition. These contracts secure the retail margins in the business for existing contracted customers.

The acquisition strengthens Centrica's presence in the commercial market and offers further opportunities to cross-sell a range of additional products and services. Centrica will focus on small and medium enterprises, offering these businesses a similar range of products and services to those targeted at residential customers under the AA, British Gas, Goldfish and One.Tel brands, tailoring them to suit individual business requirements.

At the end of last year, Centrica acquired commercial electricity supplier Enron Direct which has already exceeded profitability targets for the current year and is expected to be fully integrated within Centrica by September.

These acquisitions complement Centrica's success in winning almost nine per cent of the commercial electricity market through organic growth, since the introduction of full competition in 1999. From a standing start, Centrica has become one of the main participants in this market, successfully competing with sizeable incumbent suppliers. During the last twelve months, Centrica experienced an organic customer growth rate of 60 per cent in this market.

Sir Roy Gardner, Chief Executive of Centrica, said: "We already have a leading position in the residential market and that is where we want to be in the commercial sector. Today's announcement shows our commitment to becoming the number one supplier in this market. The acquisition of Electricity Direct is another significant building block as Centrica develops the range of products and services we offer businesses.

"On completion, we will have more than three quarters of a million commercial energy customers, of which over 475,000 will be commercial electricity customers."

Notes to investors and editors:

1. Centrica is acquiring around 55,000 contracts over a total of 87,000 sites and 97,000 supply points.
2. The figures for average consumption and average bills exclude approximately 1,000 Half Hourly billed customers who typically have much higher consumption rates, but lower margins.
3. Net debt includes cash deposits with Distributors, Pool and Energy Suppliers amounting to £16.8 million.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900